Exhibit 99.2

INDEX TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CBL INTERNATIONAL LIMITED AND ITS SUBSIDIARIES

F-1

CBL INTERNATIONAL LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars, except for the number of shares)

	June 30,	December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Assets:
Current Assets
Cash	$5,425,470	$8,020,871
Accounts receivable	32,444,193	36,679,605
Derivative assets	215,425	294,965
Prepayments and other current assets	22,422,135	23,085,599
Tax recoverable	262,975	258,872
Total current assets	60,770,198	68,339,912

Property, plant and equipment, net	590,672	783,476
Right-of-use lease assets, net	83,391	168,421

Total assets	$61,444,261	$69,291,809

Liabilities and Shareholders’ Equity:
Liabilities
Current liabilities
Accounts payable	$39,296,304	$42,007,000
Accrued expenses and other current liabilities	161,452	2,963,079
Short-term lease liabilities	95,030	158,994
Bank borrowing	-	1,360,643
Total current liabilities	39,552,786	46,489,716

Long-term lease liabilities	5,122	35,360
Total liabilities	39,557,908	46,525,076

Commitment and contingencies	-	-

Shareholders’ equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 27,500,327 and 27,500,000 shares issued and outstanding as of June 30, 2025, and December 31, 2024 respectively	2,750	2,750
Additional paid-in capital	13,831,424	13,880,837
Treasury stock	(5)	-
Retained earnings	8,052,184	9,025,081
Total shareholders’ equity	21,886,353	22,908,668
Noncontrolling interests in subsidiaries	-	(141,935)
Total liabilities and shareholders’ equity	$61,444,261	$69,291,809

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-2

CBL INTERNATIONAL LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Expressed in U.S. dollars, except for the number of shares)

	For the Six Months Ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Revenue	$265,170,891	$277,231,636
Cost of revenue	262,455,971	274,516,018

Gross profit	2,714,920	2,715,618

Operating expenses:
Selling and distribution	763,429	1,234,200
General and administrative	2,652,958	2,883,164
Total operating costs and expenses	3,416,387	4,117,364

Loss from operations	(701,467)	(1,401,746)

Other (income) expense:
Interest expense, net	281,505	227,752
Currency exchange loss/(gain)	9,445	(10,172)
Other expense (income), net	(1,470)	-

Total other expenses	289,480	217,580

Loss before provision for income taxes	(990,947)	(1,619,326)
Provision for income taxes	997	205
Net loss	$(991,944)	$(1,619,531)

Comprehensive loss	$(991,944)	$(1,619,531)

Attributable to:
Equity holders of the Company	$(972,897)	$(1,534,101)
Non-controlling interests	$(19,047)	$(85,430)
	(991,944)	(1,619,531)

Basic and diluted earnings per ordinary share	$(0.04)	$(0.06)

Weighted average number of ordinary shares outstanding - basic and diluted	27,500,327	25,000,000

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-3

CBL INTERNATIONAL LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in U.S. dollars, except for the number of shares)

	Ordinary shares	Ordinary shares amount	Treasury Stocks	Additional paid-in capital	Retained earnings	Non- Controlling Interests	Total shareholders’ equity
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Balance as of December 31, 2023	25,000,000	$2,500	-	$12,536,087	$12,761,088	$(6,529)	$25,293,146

Net loss	-	-	-	-	(1,534,101)	(85,430)	(1,619,531)

Balance as of June 30, 2024	25,000,000	$2,500	-	$12,536,087	$11,226,987	$(91,959)	$23,673,615

	Ordinary shares	Ordinary shares amount		Treasury Stocks	Additional paid-in capital	Retained earnings	Non- Controlling Interests	Total shareholders’ equity
	(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Balance as of December 31, 2024	27,500,000		$2,750	-	$13,880,837	$9,025,081	$(141,935)	$22,766,733

Issuance of new shares	327	$	*	-	$(41)	-	-	$(41)

Shares repurchase	-		-	(5)	(49,372)	-	-	(49,377)

Acquisition of remaining stake of a subsidiary	-		-	-	-	-	$160,982	$160,982

Net loss	-		-	-	-	(972,897)	(19,047)	(991,944)

Balance as of June 30, 2025	27,500,327		$2,750	(5)	$13,831,424	$8,052,184	$-	$21,886,353

* Represents figure below one dollar

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-4

CBL INTERNATIONAL LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

	For the Six Months Ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Cash Flows from operating activities:
Net loss	$(991,944)	$(1,619,531)
Adjustment to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	195,445	178,414
Depreciation of right-of-use assets	85,030	85,030
Change in fair value of derivatives	79,540	(89,279)
Changes in operating assets and liabilities
Accounts receivable	4,235,412	(13,520,314)
Prepayments and other current assets	824,446	1,084,081
Accounts payable	(2,710,696)	16,231,874
Accrued expenses and other liabilities	(2,801,627)	231,070
Lease liabilities	(94,202)	(85,467)
Taxes payable	(4,103)	(193,637)
Net cash (used in) provided by operating activities	(1,182,699)	2,302,241

Cash flows from investing activities:
Purchase of property, plant and equipment	(2,641)	(17,415)
Net cash used in investing activities	(2,641)	(17,415)

Cash flows from financing activities:
Net proceeds from issuance of new ordinary shares	(41)	-
Shares repurchased	(49,377)	-
Repayment of loan	(1,360,643)	-
Net cash used in financing activities	(1,410,061)	-

Net (decrease)/ increase in cash	(2,595,401)	2,284,826
Cash at the beginning of the period	8,020,871	7,402,890
Cash at the end of the year	$5,425,470	$9,687,716

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Cash paid during the period for:
Interest	$288,171	$245,565
Income taxes	$5,100	$193,841

The accompanying notes are an integral part of these unaudited consolidated financial statements

F-5

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, unless stated otherwise)

1. Organization and Principal Business

CBL International is a holding company without any operations and owns 100% of Banle International Group Limited (“Banle BVI”) which was incorporated in the British Virgin Islands (collectively, the “Company”).

The Company is a marine fuel logistics company providing one-stop solutions for vessel refueling, which is referred to as a facilitator in the bunkering industry. The Company facilitates vessel refueling between ship operators and local physical distributors/traders by purchasing marine fuel from suppliers and arranging the delivery of it to customers.

The companies of the Group are listed as follows:

Entity Name	Place of Incorporation	Percentage of ownership	Principal activities
CBL International Limited	Cayman Islands	Parent	Ultimate holding Company
Banle International Group Limited	British Virgin Islands	100% by CBL International	Investment holding
Banle International Marketing Limited	Labuan, Malaysia	100% by Banle BVI	Marketing service
Banle International (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia	100% by Banle BVI	Sales and distribution of marine fuel
Banle Energy International Limited (“Banle HK”)	Hong Kong	100% by Banle BVI	Sales and distribution of marine fuel
Reliance (China) Limited	Hong Kong	100% by Banle HK	Business management
Banle International (China) Limited (“Banle China”)	Hong Kong	100% by Banle BVI	Investment holding
Majestic Energy (Shenzhen) Co. Limited	PRC	100% by Banle China	Investment holding (Dormant)
Banle International (Singapore) Pte Ltd (“Banle Singapore”)	Singapore	100% by Banle BVI	Sales and distribution of marine fuel
Banle International (Europe) Limited (“Banle Europe”)	Ireland	100% by Banle BVI	Business management
Banle International (Ireland) Limited (“Banle Ireland”)	Ireland	100% by Banle Europe	Sales and distribution of marine fuel

F-6

2. Basis of Presentation, New Accounting Standards, and Significant Accounting Policies

The Unaudited Condensed Consolidated Financial Statements and related notes include all the accounts of the Company and its wholly owned subsidiaries. The Unaudited Condensed Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), for the purposes of filing the 2025 Interim Report on Form 6-K (“2025 6-K Report”). Accordingly, they do not include all the information and footnotes required by U.S. GAAP for complete financial statements. However, except as disclosed herein, there has been no material change in the information disclosed in the Notes included in our 2024 Annual Report on Form 20-F (“2024 20-F Report”). All intercompany transactions have been eliminated in consolidation.

The information included in this 2025 6-K Report should be read in conjunction with the Consolidated Financial Statements and accompanying Notes included in our 2024 20-F Report. Certain amounts in the Unaudited Condensed Consolidated Financial Statements and accompanying Notes may not add due to rounding; however, all percentages have been calculated using unrounded amounts.

Use of Estimates and Judgements

The preparation of the Group’s interim condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in the future periods.

New Accounting Standards

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2024.

The following new accounting standards and interpretations effective for accounting periods beginning on or after 1 January 2025, do not have a significant impact on the interim financial statements for the period ended 30 June 2025:

ASU 2023-09 Income Tax Disclosures

ASU 2023-07 Segment Disclosures

3. Accounts Receivable

Accounts receivable represent trade receivables from customers. We extend credit to our customers on an unsecured basis. Our exposure to credit losses depends on the financial conditions of them and macroeconomic factors beyond our control, such as global economic conditions or adverse impacts in the industries we serve, changes in oil prices and political instability. The health of our accounts receivable is continuously monitored, taking into consideration both changes in our customers’ financial condition and macroeconomic events. We adjust credits limits based upon payment history and creditworthiness of our customers. Because we extend credit on an unsecured basis to most of customers, there is a possibility that any accounts receivable not collected may ultimately need to be written off.

The Company had accounts receivable of $32,444,193 and $36,679,605 as of June 30, 2025 and December 31, 2024, respectively, of which accounts receivable from the top five customers accounted balance for approximately $23,546,730 and $28,781,534. As of June 30, 2025 and December 31, 2024, represented approximately 58.2% (the largest of which accounted for 19.6%) and 78.5% (the largest of which accounted for 30.4%) of total accounts receivable, respectively. The Company has no allowance for doubtful accounts as of June 30, 2025, and December 31, 2024 and no bad debt expense for the six months then ended.

F-7

The Group entered into Receivable Purchase Arrangements with some financial institutions to sell certain accounts receivable on a non-recourse basis for cash less related fees and expenses. Accordingly, those sold accounts receivable in this regard were no longer counted as the Company’s receivable in the consolidated financial statements. As of June 30, 2025, the Company sold accounts receivable of $12,514,310 ($8,164,996 as of December 31, 2024) to the financial institutions under such Receivable Purchase Arrangement, out of which, $10,701,107 ($6,531,995 as of December 31, 2024) has been received from financial institutions. Upon settlements from customers, the Company will receive $1,813,203 ($1,633,001 as of December 31, 2024) from those institutions.

As of the reporting date, all accounts receivable as of June 30, 2025 have been collected.

4. Derivative Instruments

The Company values its derivative instruments using alternative pricing sources and market observable inputs, and accordingly the Company classifies the valuation techniques that use these inputs as Level 2.

The following table presents the gross fair value of the Company’s derivative instruments not designated as hedging instruments and their locations on the consolidated balance sheets:

	As of June 30, 2025 (Unaudited)
Derivative Asset	Level 1 input	Level 2 input	Level 3 input	Total fair value
Commodity contracts	$-	$215,425	$-	$215,425

	As of December 31, 2024 (Unaudited)
Derivative Asset	Level 1 input	Level 2 input	Level 3 input	Total fair value
Commodity contracts	$-	$294,965	$-	$294,965

The following table summarizes the gross notional values of the Company’s commodity contracts used for risk management purposes that were outstanding as of June 30, 2025, and December 31, 2024:

	As of June 30,		As of December 31,
Derivative Instruments	Units	2025	Units	2024
Commodity contracts
Long	Metric ton	11,790	Metric ton	22,550

The following table presents the effect and financial statement location of the Company’s derivative instruments not designated as hedging instruments on the Company’s consolidated statements of income and comprehensive income:

The realized and unrealized gains during the six months ended June 30, 2025 and 2024 were as follows:

	Location	2025	2024
		(Unaudited)	(Unaudited)
Realized and unrealized gain from commodity contracts	Cost of revenue	$418,374	$794,148

F-8

5. Prepayment and other current assets

Prepayment and other current assets as of June 30, 2025, and December 31, 2024, consist of the following:

	As of June 30,	As of December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Prepayments and deposits	$20,369,095	$21,454,040
Other receivables	2,053,040	1,631,559
Total	$22,422,135	$23,085,599

Prepayments as of June 30, 2025 principally represent advance payments to various service providers for services to be provided subsequently. Deposits of $20,059,000 were placed with suppliers as advanced payments and deposits to secure credit lines for the purchase of marine fuels.

6. Property, Plant and Equipment

The details of property and equipment are as follows:

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)	(Unaudited)
Office equipment, furniture and fixtures	$601,595	$600,762
Less: accumulated depreciation and amortization	403,587	317,994
Office equipment, furniture and fixtures, net	$198,008	$282,768

During the six months ended June 30, 2025 and 2024, the Company recorded depreciation charges of approximately $86,000 and $85,000, respectively.

The details of motor vehicle are as follows:

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)	(Unaudited)
Motor vehicle	$190,787	$190,787
Less: accumulated depreciation	140,102	130,886
Motor vehicle, net	$50,685	$59,901

During the six months ended June 30, 2025, and 2024, the Company recorded depreciation charges of approximately $9,000 and $9,000 respectively.

The details of computer software costs are as follows:

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)	(Unaudited)
Computer software	$667,979	$666,171
Less: accumulated amortization	326,000	225,364
Computer software costs, net	$341,979	$440,807

During the six months ended June 30, 2025, and 2024, the Company recorded amortization charges related to computer software of approximately $101,000 and $85,000 respectively.

7. Interest Income and Interest Expense

The Group was offered certain banking facilities with commercial banks and financial institutions. The facilities were as follows:

●	Receivable purchase facilities: $50 million and $22 million as of June 30, 2025, and December 31, 2024, respectively. The Company may elect payment from the bank and financial institutions with a certain portion of the invoices sold. Interest expenses will be charged on the portion in this respect.

●	Receivable-backed loan facility in the amount of $3 million and $3 million as of June 30, 2025, and December 31, 2024, respectively. With the backing of accounts receivable of selected customers, the advance drawn under this arrangement was $0 as of June 30, 2025 ($1,360,643 as of December 31, 2024).

F-9

The interest rates under the factoring agreement range from 5.53% to 7.39% (2024: 6.50% to 6.83%) per annum.

The following table provides additional information about the Company’s interest income, interest expense and other financing costs, net for the six months ended June 30, 2025, and 2024:

	2025	2024
	(Unaudited)	(Unaudited)
Interest income	$6,666	$17,813
Interest expense on lease liabilities	(3,107)	(6,720)
Interest expense on factoring arrangement	(285,064)	(238,845)
Total	$(281,505)	$(227,752)

8. Commitments and Contingencies

Sales and Purchase Commitments

In our normal course of business, we from time to time, fix purchase commitments associated with our risk management program, as well as purchase contracts with our suppliers, under which we agreed to purchase a certain quantity of marine fuel at future market prices.

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, and the Company does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on its consolidated financial position, cash flows or results of operations. As of June 30, 2025, and December 31, 2024, the Company is not a party to any material legal or administrative proceedings and did not have any significant contingencies.

9. Income Taxes

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company is not subject to any income tax.

Hong Kong

Under the two-tiered profit tax rate regime of Hong Kong Profits Tax, the first HK$2,000,000 (approximately $258,000), profits will be taxed at 8.25%, and profits above HK$2,000,000 will be taxed at 16.5%. For the six months ended June 30, 2025, and 2024, the Company had $7,276 and nil, respectively, of income subject to the Hong Kong Profits Tax.

F-10

Malaysia

Malaysia Income Tax is calculated at 24% of the estimated assessable profits for the relevant year. For the six months ended June 30, 2025, and 2024, the Company had nil and nil, respectively, of income subject to the Malaysia Income Tax.

The income tax provision for the six months ended June 30, 2025, and 2024, consists of the following:

	2025	2024
	(Unaudited)	(Unaudited)
Current:
Hong Kong	$997	$-
Malaysia	-	205
	$997	$205

Deferred	-	-
	$997	$205

The following is a reconciliation of the Company’s total income tax expense to the loss before income taxes for the six months ended June 30, 2025, and 2024, respectively.

	2025	2024
	(Unaudited)	(Unaudited)
Loss before provision for income taxes	$(990,944)	$(1,619,326)
Tax at the domestic income tax rate of 16.5%	(163,506)	(267,189)
Non-taxable gain	-	(14,731)
Foreign tax rate differentials	(2,583)	(7,888)
Non-deductible expenses for tax purpose	242,271	124,627
Unrecognized tax benefit	8,267	165,181
Utilized tax losses prior year	(83,247)	-
Prior year accrual	(205)	205
Income tax expense	$997	$205

10. Revenue Disaggregation

Geographic Information

The following table breaks down revenue for the six months ended June 30, 2025, and 2024, respectively by geographic location of the Company’s revenue. The geographical location is based on the locations at which the marine fuel is delivered to the customers.

	2025	2024
	(Unaudited)	(Unaudited)
China	$178,863,885	$142,231,627
Hong Kong	73,613,081	96,483,443
Malaysia	5,672,900	30,083,114
Singapore	4,415,766	6,429,651
South Korea	160,700	944,380
Other	2,444,559	1,059,421
Total:	$265,170,891	$277,231,636

Other includes primarily Belgium, Mauritius, Netherlands, Vietnam, Thailand, and Turkey.

F-11

11. Finance and Operating Leases

The Company leases offices. The leases are for periods of two to five years.

For the six months ended June 30, 2025, and 2024, the Company recognized the following total lease cost related to the Company’s lease arrangements:

	2025	2024
	(Unaudited)	(Unaudited)
Finance lease and operating lease costs	88,138	91,751
Expenses relating to short-term leases	34,233	5,857
Total lease cost	$122,371	$97,608

As of June 30, 2025, the Company’s remaining lease payments are as follows:

Leases
(Unaudited)
2025	$66,239
2026	35,851
Total remaining lease payments (undiscounted)	102,090
Less: imputed interest	1,938
Present value of lease liabilities	$100,152

Supplemental balance sheet information related to leases:

	Classification	As of June 30, 2025	As of December 31, 2024
		(Unaudited)	(Unaudited)
Assets:
Operating lease assets	Right-of-use lease assets	$83,391	$168,421
Operating leases
Lease Liability - current	Current liabilities – lease liabilities	$95,030	$158,994
Lease liability – non-current	Non-current liabilities – lease liabilities	$5,122	$35,360

Other information related to leases for the six months ended June 30, 2025 and 2024:

	2025	2024
	(Unaudited)	(Unaudited)
Weighted-average remaining lease term (years) - operating leases	0.79	1.65
Weighted-average discount rate - operating leases	4.75%	3.2%
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$-	$-
Operating cash flows from operating leases	$94,203	$85,468

12. Issuance of new shares

During the six months ended June 30, 2025, the Company issued 327 new ordinary shares, par value $0.0001 per share, under an agreement with an agent at an average price of $0.9399 per share. The proceeds of $307 from the issuance, net of all expenses in the amount of ($41), were credited (charged) to the Additional paid-in capital account.

13. Share repurchase

On June 3, 2025, the Company launched a share repurchase program which allowed the Company to repurchase up to the lesser of $5.0 million in the Company’s ordinary shares, par value $0.0001 per share, or 5.0 million ordinary shares. During the six months ended June 30, 2025, the Company repurchased 52,175 ordinary shares at average price of $0.9364 per share totaling $48,857. The shares repurchased are kept in Treasury stock in the amount of $5. Accordingly, the Additional paid-in capital was reduced by the amount of $48,852 in this regard.

F-12